Exhibits 99.1

Hudson Capital to Merge with Freight App, Inc.

NEW YORK, December 14, 2021 (GLOBE NEWSWIRE) — Hudson Capital Inc. (NASDAQ: HUSN) (Hudson Capital) announced it entered into a New Merger Agreement to acquire 100% of Freight App, Inc. (Fr8App) as a direct, wholly owned subsidiary. Simultaneously Hudson Capital terminated the Agreement and Plan of Merger signed on October 10, 2020 with Fr8App and other parties.

Warren Wang, Chairman and CEO of Hudson Capital, stated, “Fr8App is a leader in transportation technology with a focus on US-Mexico cross-border shipping that provides compelling solutions to carrier and shipper partners. Over the past year, Fr8App has grown its market leading solution set, broadened its shipper relationships, expanded its carrier base, and greatly improved the company’s financial performance. Based on the significant growth in North American logistics market, and for Fr8App specifically, we are excited to continue supporting Fr8App and set the stage for the next phase in its evolution.”

Javier Selgas, CEO of Fr8App, said, “During 2021, we achieved many operational and financial milestones. We are excited to enjoy the privileges of being part of a public company and improve our position to capitalize on numerous growth opportunities.”

About Freight App, Inc.

Freight App, Inc. (Fr8App), formerly known as FreightHub, Inc., makes shipping simple, transparent, and efficient. A transportation logistics technology platform company, Fr8App focuses on truckload freight for domestic and cross-border markets in Mexico, the US and Canada. As an innovative digital freight marketplace, broker, transportation management system (TMS) and public API, Fr8App uses its proprietary technology platform to connect carriers and shippers that significantly improves matching and operation efficiency via innovative technologies such as live pricing and real-time tracking.

About Hudson Capital Inc.

Incorporated in 2014, Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services Inc. (NASDAQ: HUSN)) commenced its business by providing financial advisory services to small and medium size companies. The traditional business segments include commercial payment advisory, intermediary bank loan advisory and international corporate financing advisory services which help clients to meet their commercial payment and investment needs. For more information, about Hudson Capital, please see the documents filed by Hudson Capital with the SEC at www.sec.gov.

In connection with the proposed merger, Hudson Capital intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (the “Form S-4”) which was filed with the SEC on November 12, 2020, as amended on December 31, 2020, February 8, 2021, May 18, 2021, June 22, 2021, August 4, 2021, September 1, 2021, October 1, 2021, and November 5, 2021, includes and serves as a proxy statement/prospectus for Hudson Capital’s shareholders and a prospectus for Fr8App’s stockholders. Promptly after the Form S-4 is declared effective by the SEC, Hudson Capital will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the special meeting on the merger and the other proposals set forth in the proxy statement. SHAREHOLDERS OF HUDSON CAPITAL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE MERGER THAT HUDSON CAPITAL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDSON CAPITAL, FREIGHTAPP AND THE MERGER. The definitive proxy statement/prospectus and other relevant materials in connection with the merger (when they become available), and any other documents filed by Hudson Capital with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Hudson Capital and its directors and executive officers may be deemed participants in the solicitation of proxies from Hudson Capital’s shareholders with respect to the merger. A list of the names of those directors and executive officers and a description of their interests in Hudson Capital are included in the prospectus/proxy statement for the proposed merger and are available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the prospectus/proxy statement for the proposed merger when available. Information about Hudson Capital’s directors and executive officers and their ownership of ordinary shares of Hudson Capital is set forth in Hudson Capital’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2021. These documents can be obtained free of charge from the sources indicated above.

Fr8App and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Hudson Capital in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger are included in the prospectus/proxy statement for the proposed merger, and are available at www.sec.gov.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Hudson Capital’s and Fr8App’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hudson Capital’s and Fr8App’s expectations with respect to future performance and anticipated financial impacts of the proposed acquisition, the satisfaction of the closing conditions to the proposed acquisition, and the timing of the completion of the proposed acquisition.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Hudson Capital’s and Fr8App’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Hudson Capital or Fr8App following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed acquisition, including due to failure to obtain approval of the shareholders of Hudson Capital and stockholders of Fr8App, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on Fr8App’s business and/or the ability of the parties to complete the proposed acquisition; (6) the inability to obtain or maintain the listing of Hudson Capital’s shares of common stock on Nasdaq following the proposed merger; (7) the risk that the proposed acquisition disrupts current plans and operations as a result of the announcement and consummation of the proposed merger; (8) the ability to recognize the anticipated benefits of the proposed merger, which may be affected by, among other things, competition, the ability of Fr8App to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed merger; (10) changes in applicable laws or regulations; (11) the possibility that Hudson Capital or Fr8App may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (13) risks related to the organic and inorganic growth of Fr8App’s business and the timing of expected business milestones; and (14) other risks and uncertainties indicated from time to time in the prospectus/proxy statement on the Form S-4, relating to the proposed merger, including those under “Risk Factors” therein, to be filed by Hudson Capital and in Hudson Capital’s other filings with the SEC. Hudson Capital cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Hudson Capital and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Hudson Capital and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Fr8App Contact:

Kirsten Chapman, LHA Investor Relations, fr8app@lhai.com, 415.433.3777

Hudson Capital Contact:

Hon Man Yun, Chief Financial Officer, man@hudsoncapitalusa.com, (852) 98047102